

May 17, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 629-7676

Tana L. Pool
Vice President and General Counsel
Quanta Services, Inc.
1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056

> **Re: Quanta Services, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 20, 2007**
> **File No. 333-142279**
> **Quanta Services, Inc., Form 10-K for the period ended 12/31/2006**
> **Filed February 28, 2007**
> **File No. 001-13831**
> **Infrasource Services, Inc. Form 10-K for the period ended 12/31/2006**
> **Filed March 13, 2007**
> **File No. 001-32164**

Dear Ms. Pool:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide for staff review all materials prepared by the parties' financial advisors and provided to their respective boards, or their representatives. Provide the board books and all transcripts, summaries, and video presentation materials. We may have further comment based on our review of these materials.

2. Please also provide us with all financial projections and forecasts that were prepared by the parties or their advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts must be disclosed in the joint proxy statement/prospectus.

3. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

4. We note that each solicitation will seek discretion to vote on other business that may come before the meeting or any adjournment, including an adjournment for the purpose of soliciting additional proxies. We note disclosure on pages 86 and 89 that the parties contemplate adjourning their respective meetings to solicit additional proxies. This action must appear as a separate item for shareholder approval, as it is not an incidental matter as contemplated by Exchange Act Rule 14a-4(c)(7). Refer also to Rule 14a-4(a)(3).

5. A summary term sheet setting forth the principal terms of the transaction should precede the Table of Contents of the joint proxy statement/prospectus. The summary term sheet should concisely describe the most material terms of the proposed transaction and include cross-references to more detailed discussion contained in the registration statement. For further guidance, refer to Item 1001 of Regulation M-A and Section II.F.2.a of Securities Act Release 7760 (January 24, 2000).

6. Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

7. Please provide updated consents from your independent accountants in each amendment to your registration statement.

Cover Page of Registration Statement

8. We note the disclosure in footnote (1) to the fee registration table. Please be advised that counsel's legality opinion should also cover the preferred stock purchase rights.

Summary, page 7

9. Please disclose the outstanding common stock of Quanta before and after the proposed merger, on a fully-diluted basis, and taking into account Quanta's assumption of InfraSource's equity award plans. In addition, please disclose the percentage of Quanta's common stock that Quanta and InfraSource stockholders will own following the completion of the merger. In this regard, we note the disclosure in the first risk factor on page 25.

The Merger, page 7

10. Please disclose the aggregate market value of the consideration to be received in the merger on the last trading day prior to the public announcement, and disclose that this amount will fluctuate. In addition, please disclose the aggregate market value as of the most recent practicable date.

Opinions of the Financial Advisors, page 9

11. Please revise your disclosure under this heading to specify the fees payable to each financial advisor. Please include disclosure regarding the fee that is contingent upon completion of the merger.

Selected Historical Financial Data of InfraSource, page 16

12. The periods presented for InfraSource's predecessor and successor entities during 2003 appear to overlap by several months. Please revise your introductory paragraph to clarify this matter by disclosing, if true, that the successor entity had no operating activity prior to September 24, 2003.

Comparative Per Share Data, page 20

13. Please delete the statement in the fourth sentence of the introductory paragraph that the disclosure in this section is provided for "illustrative purposes." Please be advised that you are responsible for the entire content of your filing and may not include language that may be interpreted as a disclaimer of that content.

14. We note that Quanta will issue to Infrasource stockholders 1.223 shares of Quanta common stock for each share of Infrasource common stock. Please provide equivalent pro forma per share data for Infrasource stock as required by Item 3(f) of Form S-4, or tell us why you do not think this is applicable.

Risk Factors, page 23

15. We note the disclosure on page 40 regarding the potential customer overlap. Please add a risk factor that describes this risk in reasonable detail.

The Merger, page 31
Background of the Merger, page 31

16. Please briefly expand your discussion to disclose the reason(s) the principal stockholders retained Citigroup in August 2005 to assess strategic alternatives.

17. Please revise the disclosure regarding the December 8, 2005, meeting of Quanta's board of directors to discuss the proposal made on behalf of InfraSource. Please disclose the party that initiated discussions and the content of the proposal.

18. Please disclose the number of parties with which InfraSource entered into confidentiality agreements in December 2005.

19. Your discussion under this heading makes no reference to negotiations between IntraSource and alternative parties after December 2005. Please revise throughout your discussion to provide investors with a sense of alternative strategic options and negotiations with parties besides Quanta. In this regard, please clearly explain the strategic alternatives contemplated throughout the entire period from December 2005 through the signing of the merger agreement and why those alternatives were not explored or completed. For example, you indicate that InfraSource's management met with its financial advisor on November 16, 2006 to discuss various strategic alternatives, but you do not indicate the substance of those discussions or indicate whether you were in discussions with any other parties.

20. We note the disclosure in the third to last paragraph on page 33 regarding the negotiation of the letter of intent. Please revise your discussion to clearly disclose the substance of those negotiations, including the material terms discussed, how the parties differed in their positions, and the outcome of the negotiations. Please also comply with this comment with respect to the disclosure regarding the negotiation of the merger agreement. In this regard, please clearly explain the negotiations concerning the exchange ratio.

Recommendation of the Quanta Board of Directors and Its Reasons for the Merger, page 38

21. The disclosure in the bullets points lists the factors considered, but does not explain why those factors either were favorable, neutral, or negative. Please

revise accordingly. Please also comply with this comment with respect to the "Other Factors" considered by InfraSource's board of directors on page 42.

Opinion of Quanta's Financial Advisor, page 42

22. Please review the disclosure in this section, the section entitled "Opinion of InfraSource's Financial Advisor" beginning on page 47, and discussion of the merger agreement beginning on page 61 to remove all disclosure that indicates that the summary in these sections is not complete. A summary by its nature is not complete. Your language suggests that the disclosure in your filing does not include all of the material information regarding the opinions. For example, we note the statements in the second sentence of the first paragraph under the heading "Financial Analysis" on page 44 and in the first sentence of the second paragraph under the heading "General" on page 54.

23. Please remove the last sentence of the second paragraph. In this regard, we note that stockholders are entitled to rely solely on the disclosure in your filing. Please also comply with this comment with respect to the second paragraph under the heading "Opinion of InfraSource's Financial Advisor" on page 47.

24. Please disclose the basis for Credit Suisse's assumption that the financial projections provided by the parties were reasonably prepared. Also, in an appropriate place in this disclosure, please indicate whether the respective boards reviewed, for accuracy and completeness, this financial information and whether the boards found Credit Suisse's reliance upon those materials to be reasonable. Make similar revisions to the discussion on page 48 of the opinion provided by Citigroup to InfraSource.

Discounted Cash Flows Analyses, page 45

25. Please revise the disclosure of the discounted cash flow analysis performed for each company to briefly disclose the basis for the selected forward terminal EBITDA multiples and discount rates. Similarly revise the disclosure of the discounted cash flow analyses performed by Citigroup to disclose the basis for the selected WACC range and terminal 2011E EBITDA multiple range.

Selected Company Analysis, page 45

26. Please briefly revise to disclose the criteria utilized by Credit Suisse in selecting the three companies evaluated. Please also disclose whether any companies satisfying these criteria were nonetheless excluded from the analysis and, if so, disclose the basis for such exclusion. Provide similar disclosure with respect to the premiums paid and comparable public companies analyses performed by Citigroup. With respect to the comparable public companies analysis of Quanta

performed by Citigroup, please revise to indicate whether the peer group of selected companies is the same as the group selected for its comparable companies analysis of InfraSource.

Miscellaneous, page 46

27. Revise to disclose the amount of fees Credit Suisse received in connection with acting as an underwriter of InfraSource's April 2006 and September 2006 secondary offerings. Please also revise to disclose the fees Credit Suisse will receive in conjunction with the proposed merger, both as an aggregate amount and the amount that is contingent upon consummation of the proposed merger. Similarly revise the discussion of fees payable to Citigroup on pages 54-55.

Interests of InfraSource Directors . . ., page 55

28. Please disclose the amount of each benefit to be received by InfraSource's directors and officers.

Certain Material U.S. Federal Income Tax Consequences of the Merger, page 57

29. Revise this subheading as well as the discussion under this heading as well as that appearing in the Summary on page 12 and in the Table of Contents to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

30. Please revise the first sentence of the last paragraph of this section to remove the statement that the discussion in this section is for "general information only."

The Merger Agreement, page 61

31. We note the statements in the second introductory paragraph regarding the representations and warranties contained in the merger agreement. We have the following comments:
    - Please revise to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws. In this regard, please delete the fourth and fifth sentences of this paragraph.
    - Please be advised that, notwithstanding your statements, you are responsible for considering whether additional disclosure may be required to make the statements included in your proxy statement not misleading.

Comparison of Rights of Quanta's Stockholders and InfraSource's Stockholders, page 84

32. Please revise the discussion of Quanta's post-merger capital stock to include the shares being issued as consideration.

Unaudited Pro Forma Combined Statement of Operations, page F-4

33. Please revise the line titled "income from continuing operations" on your pro forma statement of operations to clarify, if true, that this is income from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Refer to Article 11-02(b)(5) of Regulation S-X.

Notes to Unaudited Pro Forma Combined Financial Statements
Note 2(a) – Purchase Price, page F-5

34. We note your discussion of the treatment of InfraSource's stock options in the first paragraph of Note 2(a) and in Section 2.3 of your Agreement and Plan of Merger. Please tell us what consideration you gave to the impact of the stock options you will issue on InfraSource's aggregate purchase price.

35. We read that your calculation of the aggregate purchase price is based upon the average closing price of Quanta common stock for the five trading days ended March 20, 2007. It appears that you publicly announced this merger on March 19, 2007. Please tell us what consideration you gave to EITF 99-12 in determining the measurement date for the market price of Quanta's stock.

36. Your calculation of the aggregate purchase price states that it is presented in thousands, except ratios and per share information. However, it appears that your total purchase price and the allocation of that total purchase price to acquired assets and liabilities may be presented in millions. Please advise or revise.

37. We note that your preliminary purchase price allocation assumes that the book value of InfraSource's net tangible assets approximates their fair value based upon your initial evaluations. Please revise your disclosure to provide more detail about the status of these evaluations and when you expect to complete them. Please supplementally provide us with more information about why you believe the book value of InfraSource's net tangible assets approximates their fair value.

38. We note that your preliminary purchase price allocation has assigned the vast majority of your purchase price for Infrasource to goodwill. While we recognize that this allocation is preliminary, it is not clear to us from the current level of disclosure that you have identified all of the other intangible assets that you will acquire in connection with the acquisition. Please tell us your process for identifying other intangible assets and the methodologies that you have employed to value those other intangible assets. You should also briefly disclose your valuation methodologies in your pro forma footnotes, along with a brief description of the factors that contributed to a purchase price that results in the recognition of such a large amount of goodwill. Please be aware that we may

have additional comments on this issue once the merger is consummated and you have filed your updated purchase price allocation.

Note 2(e), page F-6

39. Please revise to provide a weighted average estimated life or range of lives for the acquired backlog, as we believe this information is useful to your investors. Please supplementally provide us with more information about how you determined the 15 year useful life of acquired customer relationships.

Note 2(g), page F-7

40. Please disclose your methodology for calculating this interest income adjustment.

Part II
Undertakings, Page II-2

41. Please provide the undertakings required by Item 512(a) of Regulation S-K. Refer to paragraph (a)(3) to Rule 415 of Regulation C.

Quanta Services, Inc. Form 10-K for the period ended December 31, 2006
Backlog, page 8

42. We read that your customers are not contractually committed to specific volumes of services under your long-term maintenance contracts. Please clarify for us if your backlog number includes contracts for maintenance services, in addition to construction contracts. If so, please tell us, and disclose in future filings, how you determined the amount from such maintenance contracts to include in your backlog. For example, if your maintenance service contracts provide you with a fixed fee regardless of the volume of services provided in the contract period, and you have included the entire fee for these contracts, you should clarify that. Please also revise future filings to quantify the amount of backlog that you do not expect to be filled in the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis
Results of Operations, page 27

43. We note your analysis of revenues for 2006 compared to 2005. Please revise future filings to provide better insight into the underlying reasons for changes in each of your electric power and gas customers, telecommunications and cable television customers, and ancillary services. To the extent that multiple factors contribute to the changes in one or more of these customer groups, you should

quantify the impact of each factor, where possible. For example, the last sentence of your current disclosure states that revenues increased due to both a higher volume of work and improved pricing; however, it is unclear how much each of these factors contributed to the total change in revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K, and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

44. Based on your narrative analysis of gross profit, it appears that you separately track gross profit for each of your electric power and gas customers, telecommunications and cable television customers, and ancillary services. If our understanding is correct, please revise future filings to quantify and separately analyze the change in gross margin for each of these customer groups, as we believe that this information provides better insight into your operations for your investors. To the extent that multiple factors contribute to the changes in one or more of these customer groups, you should quantify the impact of each factor, where possible. In this regard, we remind you that one of the primary objectives of MD&A is to explain your results in a manner that enables investors to see your company through the eyes of management.

Liquidity and Capital Resources – Sources and Uses of Cash, page 29

45. We note your analysis of cash flows at the top of page 30. Please revise future filings to provide a more detailed analysis of changes in your operating cash flows. Please note that your cash flow analysis should not merely be a recitation of the numbers seen on the face of your statement of cash flows; rather, your analysis should provide your investors with insight into the underlying reasons behind the changes seen on your statement of cash flows. Finally, please revise future filings to address all periods presented on your statement of cash flows to more clearly highlight and explain any trends. Refer to Section 4(A) of our Release 33-8350.

Critical Accounting Policies, page 35
General

46. Your critical accounting policies disclosures appear to largely repeat the information seen in Note 2 to your financial statements, "Summary of Significant Accounting Policies." Please revise future filings to focus your critical accounting policies disclosures on the uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements. Refer to Section 5 of our Release 33-8350.

Valuation of Intangibles and Long-Lived Assets, page 36

47. In light of your recent, significant write down of goodwill, please enhance this disclosure in future filings to describe in better detail the factors and assumptions you used in performing your valuation of goodwill during each reporting period. Additionally, as your impairment related to a single business that has historically served the cable television industry, you should disclose whether any goodwill balance remains at this business and whether you have other businesses that also serve the cable television industry to provide your readers with better insight into the potential for future similar impairments.

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Current and Long-Term Accounts and Notes Receivable and Allowance for Doubtful
Accounting, page 50

48. We note your discussion of unbilled receivables that are included in accounts receivable at year-end. Please revise future filings to more clearly explain the distinction between unbilled receivables that you categorize as accounts receivable and unbilled receivables that you categorize as costs and estimated earnings in excess of billings on uncompleted contracts.

Revenue Recognition, page 52

49. Please supplementally provide to us, and disclose in future filings, a revenue recognition policy that more clearly addresses the various types of services you provide and how you recognize the related revenue. In this regard, if you are accounting for any fixed price contracts under percentage-of-completion other than those types of contracts specifically permitted by SOP 81-1, it would be unclear to us how you had determined that your accounting was appropriate. Refer to Section 2(F)(2) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Please also specifically address your accounting for repair and maintenance contracts. Finally, for instances where you provide both installation and maintenance, please tell us whether your installation and maintenance obligations are contained in the same contract, and if so, how you determine the revenues related to each.

50. For those contracts that you account for under percentage-of-completion, please explain to us in reasonable detail how you determined that percentage-of-completion accounting was appropriate. Your response should address the criteria of paragraphs 22 and 23 of SOP 81-1.

51. We note your use of the terms "generally" and "typically" in describing your accounting for fixed price contracts. Please explain your use of these terms to us. Please revise future filings to explain the exceptions to your policy, or confirm to us that you will revise your accounting policy in future filings, both here and in your Critical Accounting Policies in MD&A, to remove the terms "generally" and "typically."

52. Please tell us if you have unpriced change orders or claims related to your contracts. If so, please tell us, and revise future filings to clarify, your accounting for unpriced change orders or claims.

Note 13 – Segment Information, page 71

53. We read that you have aggregated your individual operating units into one reportable segment as a specialty contractor. It is unclear to us from your current disclosures that you have one reportable segment; however, given the anticipated merger with InfraSource, and the resulting reassessment of your reportable segments, we will not pursue your historic segment reporting at this time. Please tell us what consideration you have given to determining the reportable segments of the post-merger entity. If you have determined the post-merger entity's reportable segments, please disclose this information to your investors somewhere in your Form S-4. If you have not yet determined this information, please confirm to us that you will carefully assess your reportable segments after the merger in accordance with SFAS 131.

Infrasource Services, Inc. Form 10-K for the period ended December 31, 2006
Notes to Consolidated Financial Statements
Note 1 – Background and Summary of Significant Accounting Policies
Reclassifications, page 58

54. Based on a comparison of your December 31, 2005, and December 31, 2006, Forms 10-K, you appear to have made several reclassifications on both your balance sheet and your income statement. In this regard, we note that current assets, total assets, current liabilities, and total liabilities for 2005, and total revenues, cost of revenues, income from continuing operations, and income from discontinued operations for both 2004 and 2005 appear to have changed from your December 31, 2005, Form 10-K to your December 31, 2006, Form 10-K. Please explain these reclassifications to us in more detail, and tell us what consideration you gave to explaining these changes in your December 31, 2006 Form 10-K.

Revenue Recognition, page 59

55. For those contracts that you account for under percentage-of-completion, please explain to us in reasonable detail how you determined that percentage-of-completion accounting was appropriate. Your response should address the criteria of paragraphs 22 and 23 of SOP 81-1, both for your contracts in general and for the certain short-term projects you refer to on page 33.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Jennifer Thompson, Senior Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christine B. LaFollette (*via facsimile* 713/236-0822)
        Mark Zvonkovic
        John Goodgame
        Akin Gump Strauss Hauer & Feld LLP
        1111 Louisiana Street, 44th Floor
        Houston, Texas 77002